Exhibit (A)(1)(G)

XM SATELLITE RADIO HOLDINGS INC. PRICES OFFER OF PREMIUM FOR CONVERSION OF 10% SENIOR SECURED DISCOUNT CONVERTIBLE NOTES

Washington D.C., November 8, 2006 — XM Satellite Radio Holdings Inc. (Nasdaq: XMSR) announced today the pricing of its offer of premium for conversion of its 10% Senior Secured Discount Convertible Notes due 2009 and consent solicitation. The offer and consent solicitation will expire at 12:00 midnight New York City time, on November 10, 2006, unless extended.

The number of shares of our Class A common stock to be issued in payment of the premium that we will pay for conversion of each $1,000 aggregate principal amount at maturity of the 10% Notes is 25.48, which equals the premium amount of $320.80, as set forth in the Offer of Premium, divided by $12.59, which is the average closing price of our Class A common stock for the five-day period ending on November 8, 2006.

As of 12:00 midnight, New York City time, on November 7, 2006, approximately $23.5 million aggregate principal amount of the approximately $57.4 million aggregate principal amount of issued and outstanding 10% Notes had been tendered for conversion.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of, the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.